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                     January 12, 2024

       Avi Goldin
       Chief Financial Officer
       Genie Energy Ltd.
       520 Broad Street,
       Newark, New Jersey

                                                        Re: Genie Energy Ltd.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            File No. 001-35327

       Dear Avi Goldin:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Energy & Transportation